REPORT TO SHAREHOLDERS

During 2004 Nevsun embarked on  construction of the Tabakoto Mine in Western Mali and continued the exploration growth for the Bisha project in Eritrea.

In May 2004 the Company contracted Metallurgical Design and Management (Proprietary) Limited (MDM), an independent South African project management and engineering company, to commence the building of the Tabakoto Mine. MDM had previously authored the feasibility study for the Tabakoto project and the detailed engineering design. The Tabakoto program is scheduled for completion in mid 2005 with a revised estimated capital cost of US$45 million. Projected average production rate for Tabakoto is 105,000 ounces of gold per year processing 650,000 tonnes of ore annually. The combined open pit gold reserves at Tabakoto and Nevsun’s adjoining Segala concession are approximately 1m ounces.

The Bisha project in Eritrea continues to be the major exploration focus for the Company. The original Bisha Main discovery was made in early 2003 and the second VMS (volcanogenic massive sulphide) discovery, the North West Zone, was made later the same year. During 2004 the Company completed approximately 30,000m of diamond drilling and in October 2004 the Company was pleased to publish a resource estimate for the Bisha VMS project conducted by AMEC, an international engineering company.

The Company’s exploration programs in Eritrea were temporarily suspended in September 2004 when the Government of Eritrea requested all exploration companies in the country to cease field-work. In early January 2005 the Government invited Nevsun to return to active exploration. The company has been assured of the continued support of the Government in their joint endeavours to take the Bisha project through to production at the earliest opportunity. As a result, in January 2005 the Company engaged AMEC to commence a feasibility study of the Bisha project.

The Bisha feasibility will focus on open pit mining at the Bisha Main deposit. The current Bisha Main resource estimate has over 1 million ounces of gold in the surface oxide cap over a 1.2km strike length (top 35m of orebody) plus over 6 million ounces of gold equivalent metal value in the underlying supergene copper (next 30m of depth) and high grade zinc primary sulphides (from 65m to depth), at current metal prices.

Further exploration at Bisha started in February 2005 and a third VMS discovery, Harena, has been made.

Nevsun Resources recognises the significant growth potential at both of its major project locations. At Tabakoto / Segala substantial step out exploration will follow the production start-up in 2005. These combined projects are located in one of West Africa’s largest developing gold camps. Management also believes that the high grade gold / copper / zinc discovery at Bisha in Eritrea complements Nevsun’s advanced Tabakoto / Segala project. Together, they provide a pipeline for project and corporate growth. Looking to the future, Management believes that Nevsun’s asset base has high leverage to gold and base metal prices amongst a small peer group of emerging producers.

On behalf of Nevsun’s Board of Directors, I would like to thank you for your commitment during the past fiscal year.

“John A. Clarke”

John A. Clarke
Chief Executive Officer

March  24th, 2005